Equipointe Funds

8700 East Northsight Boulevard

Suite 150

Scottsdale, Arizona 85260

February 27, 2006

Filing Desk U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Re:	Equipointe Funds (1940 Act File No. 811-21508)

Dear Sir or Madam:

Equipointe Funds (the “Trust”) has determined that the Rule 485(a) filing made on its behalf on January 3, 2006 was a duplicate filing and therefore made in error.  Therefore, it is in the best interests of the Trust and the public that the duplicate filing be hereby withdrawn.

Please direct any questions concerning this letter to Gregory J. Nowak, Esquire, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4893.

Very truly yours,
/s/ Alex B. Seleznov
Alex B. Seleznov
Treasurer, Equipointe Funds

cc:	Kim Browning, Securities and Exchange Commission Gregory J. Nowak, Esq.